CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED
2008 NOV 26 A 9:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/1907/08/LTR

10 November 2008

SUPPL

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY AR REGISTERED

08006098

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcements dated:

- 6 November 2008 (*Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on Third Quarter and Nine Months Results to 30 September 2008*)
- 6 November 2008 (*Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on Board Update*); and
- 6 November 2008 (*Announcement by Subsidiary Company, City e-Solutions Limited – Profit Warning Announcement*).

PROCESSED
DEC 09 2008
THOMSON REUTERS

Yours faithfully

ENID LING
Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)
Ms Catherine Loh

G:\-I-Team\EL Team F c'der\Ltr 2008\ADR\1907-sec(adr).doc(EL/kw)

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
http://www.cdl.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	06-Nov-2008 17:35:23
Announcement No.	00095

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on Third Quarter and Nine Months Results to 30 September 2008
Description	Please see attached announcement on the third quarter and nine months results for the period ended 30 September 2008 released by Millennium & Copthorne Hotels plc on 6 November 2008.
Attachments	MnC_Q3Results.pdf Total size = **226K** (2048K size limit recommended)

For Immediate Release

6 November 2008

MILLENNIUM
HOTELS AND RESORTS
MILLENNIUM • COPTHORNE
We are the Centre of Our World

MILLENNIUM & COPTHORNE HOTELS PLC

INTERIM MANAGEMENT STATEMENT
Third quarter and nine months results to 30 September 2008

Highlights for the 3 months:

- **RevPAR:** 9.2% quarter-on-quarter growth (4.0% on a constant currency basis)
- **Revenue:** up 8.3% overall, hotel revenue up 8.6%
- **Headline profit before tax**, excluding other operating income, increased by 4.2% to £30.0m
- **Headline earnings per share remains** unchanged at 6.5 pence
- **Hotel operating profit:** increased by 0.9% to £35.1m; Hotel gross operating profit up 7.9% to £ 65.7m
- **Property operations:** recorded a loss of £0.7m compared with a profit of £0.3m in 2007
- **Strong operating cash generation**

Highlights for the 9 months:

- **RevPAR:** 9.1% growth (5.7% on a constant currency basis)
- **Revenue:** up 6.1% overall, hotel revenue up 7.9%
- **Headline profit before tax**, excluding other operating income, increased by 7.4% to £88.4m
- **Headline earnings per share** increased by 8.4% to 19.4 pence
- **Hotel operating profit:** £102.0m, up 8.9%; Hotel gross operating profit up 9.1% to £191.7m
- **Property operations:** recorded a loss of £0.9m compared with a profit of £4.8m in 2007
- **Strong balance sheet and gearing of 16.5%. Interest cover up at 11.7 times from 8.1 times in 2007**

Note: unless otherwise stated all figures above are expressed in reported currency

Commenting today, Mr Kwek Leng Beng, Chairman said:

"The third quarter witnessed the onset of unprecedented financial turmoil in all major economies, requiring massive intervention and rescue of financial institutions by the governments of all major economies. Notwithstanding these initiatives, the outlook for the world's economy currently remains uncertain. Since the last results release when we identified a slowing growth rate in Asia, we have been vigilant in controlling costs and have taken steps to react to changing market conditions. As a result, we managed to achieve both revenue and earnings growth during this turbulent quarter.

RevPAR grew 4.0% during the third quarter, and 5.7% during the nine months. For the first four weeks of October, RevPAR has declined by 3.0% against the corresponding period last year. This moderation in RevPAR growth is in part due to the strong RevPAR growth experienced in October last year. In the quarter, the management fee income and share of profits contributed by our 38.8% owned associate, CDLHT, a Singapore-listed REIT, increased by a combined 22.3% (before the gain on disposal of stapled securities and property uplift).

Further, we continue to implement our plans for cash conservation and profit protection, which, barring unforeseen circumstances, should serve to mitigate any potential decline in the Group's profitability in the fourth quarter of 2008 and beyond. The Group maintains a strong balance sheet, low gearing and the ability to react quickly to any market opportunities."

Enquiries:

Millennium & Copthorne Hotels plc Tel: +44 (0) 20 7872 2444
Richard Hartman, Chief Executive Officer
Beng Lan Low, Senior Vice President Finance

Buchanan Communications Tel: +44 (0) 20 7466 5000
Tim Anderson/Charles Ryland/Rebecca Skye Dietrich

Analyst briefing
There will be a conference call hosted by Richard Hartman, Chief Executive Officer, at 9.00am (UK time) on 6 November. For dial-in details, please contact Camilla Barnardt on +44 (0) 20 7466 5000.

REVIEW AND OUTLOOK

The third quarter witnessed the onset of unprecedented financial turmoil in all major economies, requiring massive intervention and rescue of financial institutions by the governments of all major economies. Notwithstanding these initiatives, the outlook for the world's economy currently remains uncertain. Since the last results release when we identified a slowing growth rate in Asia, we have been vigilant in controlling costs and have taken steps to react to changing market conditions. As a result, we managed to achieve both revenue and earnings growth during this turbulent quarter.

RevPAR grew 4.0% during the third quarter, and 5.7% during the nine months. For the first four weeks of October, RevPAR has declined by 3.0% against the corresponding period last year. This moderation in RevPAR growth is in part due to the strong RevPAR growth experienced in October last year. In the quarter, the management fee income and share of profits contributed by our 38.8% owned associate, CDLHT, a Singapore-listed REIT, increased by a combined 22.3% (before the gain on disposal of stapled securities and property uplift).

Further, we continue to implement our plans for cash conservation and profit protection, which, barring unforeseen circumstances, should serve to mitigate any potential decline in the Group's profitability in the fourth quarter of 2008 and beyond. The Group maintains a strong balance sheet, low gearing and the ability to react quickly to any market opportunities.

Financial Performance – nine months
For the period to 30 September 2008 headline profit before tax, the Group's measure of underlying profit before tax, increased by 7.4% from £82.3m to £88.4m and headline operating profit increased by 3.8% from £98.0m to £101.7m. Both these measures have been helped by currency effects of £2.6m and £3.0m respectively but have been impacted by the poor performance of the property operations, in particular those relating to the Australasia region where the real estate market continues to remain soft. Group property revenue fell by £7.8m resulting in a fall in profit of £5.7m.

Headline earnings per share were up 8.4% at 19.4p (2007: 17.9p).

Hotel reported revenue was £507.0m or 7.9% higher than the 2007 revenue of £469.9m. Hotel revenue, at constant rates of exchange, grew by £20.8m or 4.3% with the impact of strong demand in Singapore and New York being offset by slower growth in Regional UK and New Zealand and the planned refurbishment hotels in Boston and Chicago.

Group RevPAR for the nine months increased by 5.7% to £56.32 and average room rate grew by 8.8% to £78.00, both at constant rates of exchange, with Group occupancies falling by 2.1 percentage points. Hotel gross operating profit increased by 9.1% to £191.7m (2007: £175.7m) and gross operating margin improved 0.4 percentage points to 37.8% (2007: 37.4%).

Developments
The Group has signed eight management contracts in the Middle East, with seven in the United Arab Emirates and one in Kuwait during the first nine months. These properties are due to open between 2009 and 2011 and account for almost 2,300 additional rooms. This brings the number of rooms in the Group's worldwide pipeline to 4,555 (17 hotels). The pipeline numbers include the Millennium Hotel Wuxi in China and the Copthorne Hotel Sheffield, with 307 rooms and 158 rooms respectively, both of which are due to open shortly.

Disposal of CDL Hotels (Korea) Limited
On 24 June 2008, M&C announced the proposed disposal of CDL Hotels (Korea) Limited ("CDL Korea"), a wholly-owned subsidiary of M&C with one principal asset, the Millennium Seoul Hilton Hotel. Completion of the proposed disposal was expected to take place on 30 September 2008 or such other date as the parties may agree. On 19 September 2008 M&C announced that given the current difficult credit markets, the prospective buyer had asked for an extension of the completion date to 30 November 2008 whilst it finalises the terms of its financing arrangements. M&C and the buyer have agreed that the completion date be amended to 28 November 2008. In addition, the buyer agreed to irrevocably forfeit in favour of CDL Korea the 10% non-refundable deposit of KRW58bn (£28.8m) paid to CDL Korea on 24 June 2008. The buyer also paid KRW0.5bn each on 24 October and 31 October 2008 in accordance with the terms and conditions of the sale and purchase of the CDL Korea shares. Assuming that completion takes place on the new completion date, M&C will receive KRW10 billion more than originally anticipated.

Kwek Leng Beng
Chairman
5 November 2008

Third quarter and nine months 2008 results

£ millions	Three months ended 30 September 2008	Three months ended 30 September 2007	Nine months ended 30 September 2008	Nine months ended 30 September 2007
Revenue	**173.9**	160.6	**512.3**	483.0
Operating profit	**32.7**	41.0	**97.2**	103.4
Headline operating profit	**34.1**	34.3	**101.7**	98.0
Profit before tax	**29.4**	37.8	**89.7**	93.0
Less:				
Other operating income of the Group [1]	-	(2.0)	(1.3)	(3.4)
Other operating income of joint ventures and associates [2]	0.6	(7.0)	-	(7.3)
Headline profit before tax [3]	**30.0**	28.8	**88.4**	82.3
Profit for the period	**20.0**	28.9	**65.3**	87.3
Basic earnings per share (pence)	**6.3p**	9.4p	**19.9p**	27.4p
Headline earnings per share (pence) [3]	**6.5p**	6.5p	**19.4p**	17.9p
Net debt			**250.3**	247.6
Gearing (%)			**16.5%**	18.6%

Notes
[1] The other operating income of the Group for the period ended 30 September 2008 of £1.3m represents a gain arising on the acquisition of 1.57% of Hong Leong Hotel Development Limited (Taiwan) following the Group's acquisition of the shares at a discount to fair value (negative goodwill). The acquisition now takes the Group's interest in HLHDL to 81.57%. The other operating income for the period ended 30 September 2007 comprises a £2.0m gain on dilution on investment in CDLHT; release of a £1.0m property tax provision set aside on the acquisition of Regal Hotels in 1999; and a £0.4m profit on sale of stapled securities in CDLHT.
[2] The 2007 other operating income of joint ventures and associates solely comprises of fair value adjustments to CDLHT investment property following valuation of its investment property portfolio. A similar valuation exercise for 2008 will take place in quarter four of 2008.
[3] The Group believes that headline operating profit, headline profit before tax and headline earnings per share provide useful and necessary information on underlying trends to shareholders, the investment community and are used by the Group for internal performance analysis. Reconciliation of these measures to the closest equivalent GAAP measures are shown in notes 6 and 9 to the interim management statement.

Third quarter overview
For the third quarter to 30 September 2008, headline profit before tax, the Group's measure of underlying profit before tax, increased by 4.2% from £28.8m to £30.0m and headline operating profit decreased by 0.6% to £34.1m (2007: £34.3m). Both these measures have been helped by currency effect by £0.9m and £1.4m respectively but have been impacted by the poor performance of the property operations which recorded a £1.0m decline in profit.

Summary of nine months performance
For the period to 30 September 2008 headline profit before tax, the Group's measure of underlying profit before tax, increased by 7.4% from £82.3m to £88.4m and headline operating profit increased by 3.8% from £98.0m to £101.7m. Both these measures have been helped by currency effect by £2.6m and £3.0m respectively but have been impacted by the poor performance of the property operations, in particular those relating to the Australasia region where the real estate market continues to remain soft. Group property revenue fell by £7.8m resulting in a fall in profit of £5.7m.

Headline earnings per share were up 8.4% at 19.4p (2007: 17.9p).

Hotel reported revenue was £507.0m or 7.9% higher than the 2007 revenue of £469.9m. Hotel revenue, at constant rates of exchange, grew by £20.8m or 4.3% with the impact of strong demand in Singapore and New York being offset by slower growth in Regional UK and New Zealand and the planned refurbishment of hotels in Boston and Chicago.

Group RevPAR for the nine months increased by 5.7% to £56.32 and average room rate grew by 8.8% to £78.00, both at constant rates of exchange with Group occupancies falling by 2.1 percentage points. Hotel gross operating profit increased by 9.1% to £191.7m (2007: £175.7m) and gross operating margin improved 0.4 percentage points to 37.8% (2007: 37.4%).

PERFORMANCE BY REGION
For comparability, the following regional review is based on calculations in constant currency whereby 30 September 2007 average room rate and RevPAR have been translated at average exchange rates for the nine months ended 30 September 2008.

The Group's gateway cities of London, New York and Singapore continue to show good positive growth in the year to date. Of the Group's six main geographic regions, Regional US was the only one to see a decline in RevPAR, with the impact of the planned refurbishment driving that shortfall. Growth in the other regions has been marginal, and New Zealand would be negative were it not for the renovated Copthorne Wellington Oriental Bay. The resultant RevPAR has still grown by 5.7% to £56.32 (2007: £53.29) which is due in no small part to the Group's diversified global portfolio.

- **UNITED STATES**

New York

RevPAR increased by 5.6% to £130.38 (2007: £123.46 at constant rates of exchange). Rate continues to remain the primary driver of this increase, with all three hotels posting a combined average rate of £151.43, a 5.4% increase (2007: £143.73). Overall occupancy showed a small increase of 0.2 percentage points, arising from an increased occupancy at the Millennium Broadway offset by lower occupancies at our other two New York properties. The benefits of this continued rate driven strategy was to drive gross operating profit margins up 0.7 percentage points to 38.1% (2007: 37.4%).

There are signs in October that New York is starting to feel the impact of the current worldwide economic crisis. Bookings have started to trend towards the shorter term and there has been a certain amount of price sensitivity in the conference and banqueting business. The Millenium Hilton has seen the greatest impact due to its exposure to the banking sector. This was offset in the last quarter by robust business in September arising from the UN general assembly.

Regional US

RevPAR fell by 6.2% to £32.98 (2007: £35.16). This was primarily due to two major renovation projects at the Millennium Bostonian Hotel Boston and the Millennium Knickerbocker Hotel Chicago, with a combined room count loss of just over 68,000 room nights. Excluding both these properties from 2007 and 2008 statistics would have resulted in a RevPAR increase of 2.3% to £32.01 (2007: £31.29), driven by a 6.1% increase in rate to £49.24 (2007: £46.43) and a fall in occupancy of 2.4 percentage points to 65.0.

Growth across the remainder of the region has been uneven, ranging from double-digit growth to double-digit decline.

- **EUROPE**

London

RevPAR increased by 5.9% to £85.57 (2007: £80.77). This was driven by a 7.2% increase in average rate to £101.51 (2007: £94.69) but at the expense of a 1.0 percentage point fall in occupancy to 84.3% (2007: 85.3%). Average rate drove this growth at four of the properties, and occupancy at the fifth.

Average Rate growth was driven by contracted corporate individual and group segments. Occupancy displaced in lower valued market segments was replaced with increased demand in leisure packages and promotions. London related special events such as Farnborough Airshow, ATEI and Wimbledon contributed to the rate gains for this period. However, demand for the Corporate Group and leisure tour group segments continues to remain tepid.

Rest of Europe

RevPAR increased by 1.5% to £56.36 (2007: £55.52). Occupancy fell by 1.0 percentage points, but the average rate increased by 2.9% to £78.93 (2007: £76.69).

Regional UK

Demand remains weak throughout the region and nine out of the eleven properties experienced lower occupancy levels resulting in an overall decrease in occupancy of 4.1 percentage points. The average rate increased modestly by 1.4% to £73.04 (2007: £72.02). The resultant RevPAR fell by 3.9% to £54.12 (2007: £56.32).

The largest impact on the occupancy shortfall has been at the Gatwick Hotel where contract business has declined as a result of airlines relocating voluntarily away from Gatwick Airport or as a result of financial difficulties. The corporate and leisure markets have seen some fall off in demand, but with rate growth in the former but a decline in the latter.

France & Germany

RevPAR increased by 10.5% to £59.91 (2007: £54.22) driven by both increased average rate and occupancy. Occupancy increased by 4.0 percentage points to 67.1% (2007: 63.1%) while rate increased by 3.9% to £89.29 (2007: £85.93).

The Group's portfolio of four hotels in France and Germany is based on four very different business models making any generalisations about the market trends for the region a difficult proposition. However, the growth has all stemmed from Germany where new theatre productions at Stuttgart and trade fairs in Hannover have helped increase occupancy and rate at both properties.

- **ASIA**

RevPAR increased by 17.3% to £57.52 (2007: £49.05) driven by a 17.9% increase in average rate to £75.78 (2007: £64.29) and a small occupancy decline of 0.4 percentage points to 75.9%.

Singapore has continued to show strong growth with the third quarter helped by the inaugural Singapore F1 Grand Prix held in September. Year to date RevPAR has increased by 28.2% to £73.70 (2007: £57.47) driven by a 32.5% increase in average rate to £87.74 (2007: £66.21), offset by a fall in occupancy from 86.8% to 84.0%. The impact of the Grand Prix is quite marked, as after excluding these five days, RevPAR growth for the year is lower by 2.0% at 26.2%. In the quarter, RevPAR grew by 19.3% with the benefit of the Grand Prix, but only by 13.2% with those 5 days excluded for both years. The revenue growth was in part due to an additional levy made on all room rates by the Singapore government which had to be included in the gross rate. This also has an impact on the GOP margin as 100% of this additional charge is treated as a cost.

Rest of Asia
RevPAR increased by 6.0% to £45.29 (2007: £42.73). This was driven by occupancy increasing by 1.3 percentage points to 69.7%, and an increase in rate of 4.0% to £64.98 (2007: £62.47). This growth is the result of the refurbished Grand Millennium Kuala Lumpur, and after excluding this property, the region actually showed a RevPAR decline of 2.5%.

The largest RevPAR shortfall in the region came from the Grand Hyatt Taipei due to less frequent individual traveller business, a soft economy and lower demand. This has been partially offset with additional leisure business albeit at a lower rate.

CDLHT
At 30 September 2008, the Group had a 38.8% interest in CDLHT, a Singapore-listed REIT for which it also acts as manager. Both our REIT management fee and share of profits increased by a combined 24.9% on the comparative nine month period (before last year's gain on disposal of stapled securities and property uplift). Included in the Other operating income – Share of joint venture and associates last year was a £7.3m fair value adjustment on valuation of its investment properties that has not been repeated in 2008 due to a change in timing of annual investment property valuations. The 2008 valuation will take place next quarter.

As at 30 September 2008 the share price of CDLHT was S$0.86, for which the Group's 38.8% interest equates to a valuation of £105m. The net asset value of CDLHT at 30 September 2008 was S$1.3 billion for which the Group's 38.8% interest equates to S$504m (£191.5m).

- **AUSTRALASIA**

Hotels
RevPAR increased by 1.8% to £30.82 (2007: £30.27). This was achieved through a 5.0% increase in average rate to £46.63 (2007: £44.39) but with a 2.1 percentage point fall in occupancy to 66.1%. Much of this RevPAR growth comes from the Copthorne Hotel Wellington Oriental Bay, which underwent an extensive refurbishment last year.

The Group operates under three brands in New Zealand and in addition to the Millennium & Copthorne brands, there is also the Kingsgate brand which operates in the three star market. It is the Kingsgate brand which has shown the strongest improvements this year with RevPAR growth of 3.7% on a like for like basis. Lower international arrivals and the closure of 92 rooms at Copthorne Hotel, Lakefront, Queenstown impacted occupancy at the Copthorne Hotels.

Property Operations
In constant currency, profits from the Group's New Zealand land bank and sale of Zenith apartments in Sydney fell by £4.1m to £0.6m. This principally reflected the credit crunch and a slow down in the general property market conditions in New Zealand. The Group is currently letting out 53 of the 63 unsold Zenith apartments which helped reduce the year on year fall by £0.5m.

Taxation, excluding the tax relating to joint ventures and associates, the Group has recorded a tax expense of £24.4m (nine months ended 30 September 2007 a £5.7m tax expense and for the year ended 31 December 2007 a £2.1m tax credit). The estimated annual effective rate applied to profit before tax excluding the Group's share of joint ventures and associates profits is 30.0% (2007: 29.7% excluding the impact of tax credit adjustments arising from changes in tax legislation and tax rates). The 2007 income tax includes a tax credit of £17.6m comprising a change in UK tax legislation and reduction in tax rates. A tax charge of £1.1m (2007: £0.9m) relating to joint ventures and associates is included in the reported profit before tax.

Basic earnings per share reduced by 7.5p to 19.9p (2007: 27.4p). Headline earnings per share increased by 1.5p to 19.4p (2007: 17.9p). The table below reconciles basic earnings per share to headline earnings per share.

	Nine months ended 30 September 2008 pence	Nine months ended 30 September 2007 pence
Reported basic earnings per share	**19.9**	27.4
Other operating income		
- Group	**(0.5)**	(1.0)
- Share of joint ventures and associates	**-**	(2.5)
Change in tax legislation on hotel tax allowances	**-**	(4.4)
Change in tax rates on opening deferred taxes	**-**	(1.6)
Headline earnings per share	**19.4**	17.9

Financial structure
Interest cover ratio, excluding share of results of joint ventures and associates and other operating income improved from 8.1 times in 2007 to 11.7 times in 2008. The reduction in net finance cost of £2.9m principally reflects £1.4m of exchange rate gain and lower cost of debt.

At 30 September 2008, the Group had £123.3m of undrawn and committed facilities available, comprising committed revolving credit facilities which provide the Group with the financial flexibility to draw and repay loans at will, and to react swiftly to investment opportunities. As at the date of this announcement, the Group also has £19.6m of uncommitted facilities.

The net book value of the Group's unencumbered properties as at 30 September 2008 was £1,719.9m (31 December 2007: £1,611.9m). At 30 September 2008 total borrowing amounted to £410.2m of which £60.2m was drawn under £87.3m of secured bank facilities.

Net proceeds from the proposed disposal of CDL Hotels (Korea) Limited is estimated at £185m (at an exchange rate of £1 to KRW 2,139.43 prevailing at 30 September 2008). It is intended that the proceeds from the aforementioned disposal will be applied for one or more of the following purposes:

- to pay down existing debt;
- to provide resources to invest in opportunities (including acquisitions) as they arise; and/or
- to earn income from the Group's increased cash resources.

Future funding
Of the total of £123.3m of undrawn and committed facilities reported above, £64.9m matures on 30 June 2009. However, in October 2008, the Group entered into a further US$100m (approximately £54m) of undrawn and committed facility.

Consolidated income statement (unaudited)
for the nine months ended 30 September 2008

	Notes	**Three months ended 30 September 2008 £m**	Three months ended 30 September 2007 £m	**Nine months ended 30 September 2008 £m**	Nine months ended 30 September 2007 £m	Year ended 31 December 2007 £m
Revenue		**173.9**	160.6	**512.3**	483.0	669.6
Cost of sales		**(70.3)**	(65.4)	**(209.4)**	(201.1)	(284.8)
Gross profit		**103.6**	95.2	**302.9**	281.9	384.8
Administrative expenses		**(73.8)**	(65.2)	**(215.5)**	(197.2)	(271.7)
Other operating income	3	**-**	2.0	**1.3**	3.4	13.8
		29.8	32.0	**88.7**	88.1	126.9
Share of profit of joint ventures and associates		**2.9**	9.0	**8.5**	15.3	44.6
Analysed between:						
Operating profit before other income		**4.3**	4.3	**14.3**	13.3	20.1
Other operating (expense)/income		**(0.6)**	7.0	**-**	7.3	32.3
Interest, tax and minority interests	4	**(0.8)**	(2.3)	**(5.8)**	(5.3)	(7.8)
Operating profit		**32.7**	41.0	**97.2**	103.4	171.5
Analysed between:						
Headline operating profit	2, 9	**34.1**	34.3	**101.7**	98.0	140.2
Other operating income - Group	3	**-**	2.0	**1.3**	3.4	13.8
Other operating (expense)/income - Share of joint ventures and associates		**(0.6)**	7.0	**-**	7.3	32.3
Impairment (included within administrative expenses)		**-**	-	**-**	-	(7.0)
Share of interest, tax and minority interests of joint ventures and associates	4	**(0.8)**	(2.3)	**(5.8)**	(5.3)	(7.8)
Finance income		**2.1**	2.5	**11.2**	7.0	12.3
Finance expense		**(5.4)**	(5.7)	**(18.7)**	(17.4)	(26.4)
Net finance expense		**(3.3)**	(3.2)	**(7.5)**	(10.4)	(14.1)
Profit before income tax		**29.4**	37.8	**89.7**	93.0	157.4
Income tax (expense)/credit	5	**(9.4)**	(8.9)	**(24.4)**	(5.7)	2.1
Profit for the period		**20.0**	28.9	**65.3**	87.3	159.5
Attributable to:						
Equity holders of the parent		**19.1**	27.8	**59.5**	80.5	149.4
Minority interests		**0.9**	1.1	**5.8**	6.8	10.1
		20.0	28.9	**65.3**	87.3	159.5
Basic earnings per share (pence)	6	**6.3p**	9.4p	**19.9p**	27.4	50.7
Diluted earnings per share (pence)	6	**6.3p**	9.4p	**19.9p**	27.3	50.6

The financial results above all derive from continuing activities.

Consolidated statement of recognised income and expense (unaudited)
for the nine months ended 30 September 2008

	Nine months ended 30 September 2008 £m	Nine months ended 30 September 2007 £m	Year ended 31 December 2007 £m
Foreign exchange translation differences	**52.3**	(8.3)	17.4
Actuarial (losses)/gains arising in respect of defined benefit pension schemes	**-**	(2.3)	0.7
Income tax on income and expense recognised directly in equity (Note 5)	**-**	3.1	2.6
Income and expense recognised directly in equity	**52.3**	(7.5)	20.7
Profit for the period	**65.3**	87.3	159.5
Total recognised income and expense for the period	**117.6**	79.8	180.2
Attributable to:			
Equity holders of the parent	**109.1**	68.9	162.7
Minority interests	**8.5**	10.9	17.5
Total recognised income and expense for the period	**117.6**	79.8	180.2

Consolidated balance sheet (unaudited)
as at 30 September 2008

	Notes	As at 30 September 2008 £m	As at 30 September 2007 £m	As at 31 December 2007 £m
Non-current assets				
Property, plant and equipment		**1,666.7**	1,692.4	1,709.0
Lease premium prepayment		**91.0**	73.6	90.0
Investment properties		**63.5**	48.7	58.2
Investments in joint ventures and associates		**291.3**	181.0	247.6
Loans due from joint ventures and associates		**7.4**	5.1	5.4
Other financial assets		**5.3**	4.7	4.8
		2,125.2	2,005.5	2,115.0
Current assets				
Inventories		**4.4**	4.4	4.9
Development properties		**73.9**	72.5	69.6
Lease premium prepayment		**1.3**	1.2	1.1
Trade and other receivables		**66.3**	66.4	58.2
Other financial assets		**-**	6.3	9.1
Cash and cash equivalents		**154.5**	169.7	156.3
Assets classified as held for sale	10	**129.9**	-	-
		430.3	320.5	299.2
Total assets		**2,555.5**	2,326.0	2,414.2
Non-current liabilities				
Interest-bearing loans, bonds and borrowings		**(303.4)**	(266.8)	(304.1)
Employee benefits		**(13.7)**	(16.4)	(12.9)
Provisions		**(0.9)**	(1.1)	(1.0)
Other non-current liabilities		**(93.3)**	(88.7)	(90.9)
Deferred tax liabilities		**(202.3)**	(209.3)	(205.8)
		(613.6)	(582.3)	(614.7)
Current liabilities				
Interest-bearing loans, bonds and borrowings		**(75.9)**	(150.5)	(114.3)
Trade and other payables		**(155.6)**	(111.1)	(113.7)
Provisions		**(0.3)**	(0.4)	(0.4)
Income taxes payable		**(16.3)**	(20.4)	(17.4)
Liabilities associated with assets classified as held for sale	10	**(52.3)**	-	-
		(300.4)	(282.4)	(245.8)
Total liabilities		**(914.0)**	(864.7)	(860.5)
Net assets		**1,641.5**	1,461.3	1,553.7
Equity				
Issued share capital		**90.6**	88.7	88.9
Share premium		**847.6**	849.0	848.8
Translation reserve		**22.0**	(49.9)	(27.6)
Retained earnings		**558.6**	441.8	513.4
Total equity attributable to equity holders of the parent		**1,518.8**	1,329.6	1,423.5
Minority interests		**122.7**	131.7	130.2
Total equity	8	**1,641.5**	1,461.3	1,553.7

Consolidated statement of cash flows (unaudited)
for the nine months ended 30 September 2008

	Nine months ended 30 September 2008 £m	Nine months ended 30 September 2007 £m	Year ended 31 December 2007 £m
Cash flows from operating activities			
Profit for the period	**65.3**	87.3	159.5
Adjustments for:			
Depreciation and amortisation	**21.8**	21.4	28.7
Share of profit of joint ventures and associates	**(8.5)**	(15.3)	(44.6)
Impairment losses on property, plant and equipment	**-**	-	7.0
Loss/(profit) on sale of property, plant and equipment	**0.2**	-	(1.4)
Release of property tax provision	**-**	(1.0)	(1.0)
Gain on acquisition of minority interests at a discount	**(1.3)**	-	-
Gain on dilution of investment in associate	**-**	(2.0)	(2.0)
Profit on sale of stapled securities in associate	**-**	(0.4)	(0.7)
Change in fair value of investment properties	**-**	-	(8.7)
Write down of development property	**-**	-	9.6
Equity settled share-based transactions	**0.7**	0.6	0.8
Finance income	**(11.2)**	(7.0)	(12.3)
Finance expense	**18.7**	17.4	26.4
Income tax expense/(credit)	**24.4**	5.7	(2.1)
Operating profit before changes in working capital and provisions	**110.1**	106.7	159.2
Increase in inventories, trade and other receivables	**(8.6)**	(9.8)	(2.3)
Increase in development properties	**(4.7)**	(5.3)	(1.9)
Increase in trade and other payables	**0.3**	7.0	7.6
Increase/(decrease) in provisions and employee benefits	**0.5**	1.2	(2.4)
Cash generated from operations	**97.6**	99.8	160.2
Interest paid	**(12.0)**	(15.5)	(22.8)
Interest received	**4.2**	6.3	8.5
Income taxes paid	**(18.2)**	(11.4)	(17.7)
Net cash generated from operating activities	**71.6**	79.2	128.2
Balance carried forward	**71.6**	79.2	128.2

Consolidated statement of cash flows (unaudited) for the nine months ended 30 September 2008 (continued)

	Nine months ended 30 September 2008 £m	Nine months ended 30 September 2007 £m	Year ended 31 December 2007 £m
Balance brought forward	**71.6**	79.2	128.2
Cash flows from investing activities			
Proceeds from sale of property, plant and equipment	**0.3**	0.1	0.3
Proceeds from sale of/(investment in) financial assets	**10.6**	(2.7)	(5.0)
Proceeds from the sale of stapled securities in associate	**-**	1.3	1.6
Deposit received on future subsidiary sale	**28.8**	-	-
Dividends received from associates	**12.3**	6.6	6.6
Acquisition of minority interests	**(1.9)**	-	-
Increase in loan to joint venture	**(0.6)**	-	(0.6)
Increase in investment in joint ventures and associates	**(25.7)**	(34.9)	(59.6)
Acquisition of property, plant and equipment, and lease premium prepayment	**(53.3)**	(36.9)	(56.8)
Net cash used in investing activities	**(29.5)**	(66.5)	(113.5)
Cash flows from financing activities			
Proceeds from the issue of share capital	**0.5**	1.4	1.4
Repayment of borrowings	**(100.9)**	(169.5)	(241.4)
Drawdown of borrowings	**76.1**	172.8	235.8
Payment of finance lease obligations	**(0.1)**	(2.1)	(2.1)
Loan arrangement fees	**(0.1)**	(0.1)	(0.5)
Share buy back of minority interests	**(9.4)**	-	(10.0)
Dividends paid to minority interests	**(3.4)**	(2.2)	(2.2)
Capital contribution from minority interests	**-**	-	1.9
Dividends paid to equity holders of the parent	**(8.7)**	(7.6)	(10.5)
Net cash used in financing activities	**(46.0)**	(7.3)	(27.6)
Net (decrease)/increase in cash and cash equivalents	**(3.9)**	5.4	(12.9)
Cash and cash equivalents at beginning of period	**155.9**	161.5	161.5
Effect of exchange rate fluctuations on cash held	**8.3**	2.4	7.3
Cash and cash equivalents at end of the period	**160.3**	169.3	155.9
Reconciliation of cash and cash equivalents			
Cash and cash equivalents shown in the balance sheet	**154.5**	169.7	156.3
Overdraft bank accounts included in borrowings	**(0.5)**	(0.4)	(0.4)
Cash and cash equivalents included in assets classified as held for sale	**6.3**	-	-
Cash and cash equivalents for cash flow statement purposes	**160.3**	169.3	155.9

Notes to the nine months results announcement (unaudited)

1. General Information

Basis of preparation

The third quarter and nine months results for Millennium & Copthorne Hotels plc ('the Company') to 30 September 2008 comprise the Company and its subsidiaries (together referred to as 'the Group') and the Group's interests in joint ventures and associates.

These results comprise primary statements and selected notes and represent the unaudited consolidated financial results of the Group for the nine months ended 30 September 2008 and 2007 together with the audited results for the year ended 31 December 2007. These nine month results do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985.

The comparative figures for the financial year ended 31 December 2007 have been extracted from the Group's statutory accounts for that financial year but do not constitute those accounts. Those accounts have been reported on by the Company's auditors and (i) were unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The consolidated financial statements of the Group for the financial year ended 31 December 2007 are available from the Company's website www.millenniumhotels.com.

The nine months results have been prepared applying the accounting policies and presentation that were applied in the preparation of the Group's published consolidated financial statements for the year ended 31 December 2007.

The financial statements are presented in the Group's functional currency of sterling, rounded to the nearest hundred thousand.

The accounting for the disposal to CDLHT in 2006 has been adjusted in respect of the land lease element of the transaction on the 75-year leases of the Orchard Hotel and M Hotel. In the unaudited interim consolidated financial results of the Group for the nine months ended 30 September 2007 the proportion of the consideration received as prepayment by CDLHT of the operating lease of the land was effectively netted off against the freehold land value for these two hotels. Freehold land has been restated to the value before the transaction and the deferred income arising from the land prepayment has been recognised on the balance sheet at the value at the date of the transaction of £83.4m (converted at 30 September 2007 exchange rate).

The nine months results were approved by the Board of Directors on 5 November 2008.

Non-GAAP information

Headline profit before tax, headline operating profit, net debt and gearing percentage

Reconciliation of headline profit before tax and headline operating profit to the closest equivalent GAAP measure, profit before tax is provided in note 9 along with an analysis of net debt and calculated gearing percentage.

Like-for-like growth

The Group believes that like-for-like growth which is not intended to be a substitute, or superior to, reported growth, provides useful and necessary information to investors and interested parties for the following reasons:

- it provides additional information on the underlying growth of the business without the effect of factors unrelated to the operating performance of the business; and
- it is used by the Group for internal performance analysis.

2. Segmental analysis

Segmental information is presented in respect of the Group's geographical segments.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items principally comprise: interest-bearing loans, borrowings and net finance expense, taxation balances and corporate expenses.

Geographical segments

The hotel and operations are managed on a worldwide basis and operate in six principal geographical areas:

- New York
- Regional US
- London
- Rest of Europe
- Asia
- Australasia

In presenting information on the basis of geographical segments, segment revenue and assets are based on the geographical location of the assets.

Notes to the nine months results announcement (unaudited)

2. Segmental analysis (continued)

Geographical segments

	Third quarter ended 30 September 2008							
	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Central costs £m	Total Group £m
Revenue								
Hotel	28.4	30.0	24.1	24.2	56.0	9.8	-	172.5
Property operations	-	0.4	-	-	0.5	0.5	-	1.4
Total	28.4	30.4	24.1	24.2	56.5	10.3	-	173.9
Hotel gross operating profit	11.1	7.0	12.2	6.8	25.1	3.5	-	65.7
Hotel fixed charges*	(4.3)	(4.6)	(3.2)	(4.2)	(12.2)	(2.1)	-	(30.6)
Hotel operating profit	6.8	2.4	9.0	2.6	12.9	1.4	-	35.1
Property operations operating loss	-	(0.4)	-	-	(0.3)	-	-	(0.7)
Central costs	-	-	-	-	-	-	(4.6)	(4.6)
Share of joint ventures and associates operating profit	-	-	-	-	4.3	-	-	4.3
Headline operating profit	6.8	2.0	9.0	2.6	16.9	1.4	(4.6)	34.1
Other operating income - Group	-	-	-	-	-	-	-	-
Other operating expense - Share of joint ventures and associates	-	-	-	-	(0.6)	-	-	(0.6)
Share of interest, tax and minority interests of joint ventures and associates	-	-	-	-	(0.8)	-	-	(0.8)
Operating profit	6.8	2.0	9.0	2.6	15.5	1.4	(4.6)	32.7
Net financing costs								(3.3)
Profit before tax								29.4

	Third quarter ended 30 September 2007							
	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Central costs £m	Total Group £m
Revenue								
Hotel	25.5	30.7	22.7	23.0	47.0	9.9	-	158.8
Property operations	-	0.4	-	-	0.4	1.0	-	1.8
Total	25.5	31.1	22.7	23.0	47.4	10.9	-	160.6
Hotel gross operating profit	9.7	9.1	11.6	7.0	19.7	3.8	-	60.9
Hotel fixed charges*	(3.9)	(4.4)	(2.7)	(3.5)	(9.4)	(2.2)	-	(26.1)
Hotel operating profit	5.8	4.7	8.9	3.5	10.3	1.6	-	34.8
Property operations operating profit/(loss)	-	(0.1)	-	-	0.2	0.2	-	0.3
Central costs	-	-	-	-	-	-	(5.1)	(5.1)
Share of joint ventures and associates operating profit	-	-	-	-	4.3	-	-	4.3
Headline operating profit	5.8	4.6	8.9	3.5	14.8	1.8	(5.1)	34.3
Other operating income - Group	-	-	-	-	2.0	-	-	2.0
Other operating income - Share of joint ventures and associates	-	-	-	-	7.0	-	-	7.0
Share of interest, tax and minority interests of joint ventures and associates	-	-	-	-	(2.3)	-	-	(2.3)
Operating profit	5.8	4.6	8.9	3.5	21.5	1.8	(5.1)	41.0
Net financing costs								(3.2)
Profit before tax								37.8

Notes to the nine months results announcement (unaudited)

2. Segmental analysis (continued)

Geographical segments (continued)

	Nine months ended 30 September 2008							
	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Central costs £m	Total Group £m
Revenue								
Hotel	79.5	81.2	69.5	75.6	167.3	33.9	-	507.0
Property operations	-	1.1	-	-	1.8	2.4	-	5.3
Total	79.5	82.3	69.5	75.6	169.1	36.3	-	512.3
Hotel gross operating profit	30.3	16.0	34.0	22.4	75.9	13.1	-	191.7
Hotel fixed charges*	(11.9)	(13.4)	(9.6)	(12.9)	(34.9)	(7.0)	-	(89.7)
Hotel operating profit	18.4	2.6	24.4	9.5	41.0	6.1	-	102.0
Property operations operating (loss)/profit	-	(1.5)	-	-	-	0.6	-	(0.9)
Central costs	-	-	-	-	-	-	(13.7)	(13.7)
Share of joint ventures and associates operating profit	-	-	-	-	14.3	-	-	14.3
Headline operating profit/(loss)	18.4	1.1	24.4	9.5	55.3	6.7	(13.7)	101.7
Other operating income-Group	-	-	-	-	1.3	-	-	1.3
Share of interest, tax and minority interests of joint ventures and associates	-	-	-	-	(5.8)	-	-	(5.8)
Operating profit/(loss)	18.4	1.1	24.4	9.5	50.8	6.7	(13.7)	97.2
Net finance expense								(7.5)
Profit before tax								89.7

	Nine months ended 30 September 2007							
	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Central costs £m	Total Group £m
Revenue								
Hotel	74.5	84.6	66.6	70.4	141.2	32.6	-	469.9
Property operations	-	1.3	-	-	1.1	10.7	-	13.1
Total	74.5	85.9	66.6	70.4	142.3	43.3	-	483.0
Hotel gross operating profit	27.9	21.1	33.2	21.4	58.8	13.3	-	175.7
Hotel fixed charges*	(11.4)	(13.2)	(11.1)	(11.9)	(28.0)	(6.4)	-	(82.0)
Hotel operating profit	16.5	7.9	22.1	9.5	30.8	6.9	-	93.7
Property operations operating profit/(loss)	-	(0.1)	-	-	0.5	4.4	-	4.8
Central costs	-	-	-	-	-	-	(13.8)	(13.8)
Share of joint ventures and associates operating profit	-	-	-	-	13.3	-	-	13.3
Headline operating profit/(loss)	16.5	7.8	22.1	9.5	44.6	11.3	(13.8)	98.0
Other operating income-Group	-	-	-	-	2.4	-	1.0	3.4
Other operating income – share of joint ventures and associates	-	-	-	-	7.3	-	-	7.3
Share of interest, tax and minority interests of joint ventures and associates	-	-	-	-	(5.3)	-	-	(5.3)
Operating profit	16.5	7.8	22.1	9.5	49.0	11.3	(12.8)	103.4
Net finance expense								(10.4)
Profit before tax								93.0

Notes to the nine months results announcement (unaudited)

2. Segmental analysis (continued)
Geographical segments (continued)

	Year ended 31 December 2007							
	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Central costs £m	Total Group £m
Revenue								
Hotel	106.5	112.0	92.0	98.0	196.0	45.2	-	649.7
Property operations	-	1.6	-	-	1.5	16.8	-	19.9
Total	106.5	113.6	92.0	98.0	197.5	62.0	-	669.6
Hotel gross operating profit	43.2	26.8	46.4	30.7	83.2	18.4	-	248.7
Hotel fixed charges*	(15.6)	(17.4)	(12.7)	(15.7)	(36.5)	(10.3)	-	(108.2)
Hotel operating profit	27.6	9.4	33.7	15.0	46.7	8.1	-	140.5
Property operations operating (loss)/profit	-	(9.8)	-	-	0.9	7.9	-	(1.0)
Central costs	-	-	-	-	-	-	(19.4)	(19.4)
Share of joint ventures and associates operating profit	-	-	-	-	20.1	-	-	20.1
Headline operating profit/(loss)	27.6	(0.4)	33.7	15.0	67.7	16.0	(19.4)	140.2
Other operating income – Group	1.0	-	-	-	12.8	-	-	13.8
Other operating income – share of joint ventures and associates	-	-	-	-	32.3	-	-	32.3
Impairment	-	(6.1)	-	(0.9)	-	-	-	(7.0)
Share of interest, tax and minority interests of joint ventures and associates	-	-	-	-	(7.8)	-	-	(7.8)
Operating profit/(loss)	28.6	(6.5)	33.7	14.1	105.0	16.0	(19.4)	171.5
Net finance expense								(14.1)
Profit before tax								157.4

* 'Hotel fixed charges' include depreciation, amortisation of lease prepayments, property rent, taxes and insurance, operating lease rentals and management fees

Segmental assets and liabilities

Nine months – 30 September 2008	New York 2008 £m	Regional US 2008 £m	London 2008 £m	Rest of Europe 2008 £m	Asia 2008 £m	Australasia 2008 £m	Total Group 2008 £m
Hotel operating assets	306.3	263.7	449.8	238.1	574.5	125.9	1,958.3
Hotel operating liabilities	(8.0)	(33.4)	(20.5)	(22.1)	(175.7)	(6.8)	(266.5)
Investments in joint ventures and associates	-	-	-	-	248.1	43.2	291.3
Loans to joint ventures	-	-	-	-	7.4	-	7.4
Total hotel operating net assets	298.3	230.3	429.3	216.0	654.3	162.3	1,990.5
Property operating assets	-	36.7	-	-	48.6	52.0	137.3
Property operating liabilities	-	(0.9)	-	-	(1.9)	(2.0)	(4.8)
Total property operating net assets	-	35.8	-	-	46.7	50.0	132.5
Deferred tax liabilities (a)							(214.0)
Income taxes payable (b)							(17.2)
Net debt (c)							(250.3)
Net assets							1,641.5

(a) Includes £11.7m of deferred tax liabilities included in 'liabilities associated with assets classified as held for sale' (refer to note 10)
(b) Includes £0.9m of income tax liabilities included in 'liabilities associated with assets classified as held for sale' (refer to note 10)
(c) Refer to note 9

Nine months – 30 September 2007	New York 2007 £m	Regional US 2007 £m	London 2007 £m	Rest of Europe 2007 £m	Asia 2007 £m	Australasia 2007 £m	Total Group 2007 £m
Hotel operating assets	275.8	238.0	450.3	217.2	563.2	101.7	1,846.2
Hotel operating liabilities	(9.7)	(24.2)	(22.6)	(23.3)	(130.2)	(6.1)	(216.1)
Investments in joint ventures and associates	-	-	-	-	181.0	-	181.0
Loans to joint ventures	-	-	-	-	5.1	-	5.1
Total hotel operating net assets	266.1	213.8	427.7	193.9	619.1	95.6	1,816.2
Property operating assets	-	43.1	-	-	33.8	47.2	124.1
Property operating liabilities	-	(0.1)	-	-	(0.5)	(1.1)	(1.7)
Total property operating net assets	-	43.0	-	-	33.3	46.1	122.4
Deferred tax liabilities							(209.3)
Income taxes payable							(20.4)
Net debt							(247.6)
Net assets							1,461.3

Notes to the nine months results announcement (unaudited)

2. Segmental analysis (continued)

Segmental assets and liabilities

Year – 31 December 2007	New York 2007 £m	Regional US 2007 £m	London 2007 £m	Rest of Europe 2007 £m	Asia 2007 £m	Australasia 2007 £m	Total Group 2007 £m
Hotel operating assets	284.4	254.2	447.6	220.5	554.9	112.9	1,874.5
Hotel operating liabilities	(9.6)	(26.9)	(20.5)	(15.8)	(137.4)	(7.5)	(217.7)
Investments in joint ventures and associates	-	-	-	-	231.1	16.5	247.6
Loans to joint ventures	-	-	-	-	5.4	-	5.4
Total hotel operating net assets	274.8	227.3	427.1	204.7	654.0	121.9	1,909.8
Property operating assets	-	34.5	-	-	43.1	52.8	130.4
Property operating liabilities	-	(0.1)	-	-	(0.4)	(0.7)	(1.2)
Total property operating net assets	-	34.4	-	-	42.7	52.1	129.2
Deferred tax liabilities							(205.8)
Income taxes payable							(17.4)
Net debt							(262.1)
Net assets							1,553.7

3. Other operating income

	Notes	**Three months ended 30 September 2008 £m**	Three months ended 30 September 2007 £m	**Nine months ended 30 September 2008 £m**	Nine months ended 30 September 2007 £m	Year ended 31 December 2007 £m
Gain on acquisition of minority interests in Hong Leong Hotel Development Limited (Taiwan)	(a)	**-**	-	**1.3**	-	-
Release of property tax provision set aside on acquisition of Regal Hotels in 1999		**-**	-	**-**	1.0	1.0
Profit on disposal of stapled securities in CDLHT		**-**	-	**-**	0.4	0.7
Gain on dilution on investment in CDLHT		**-**	2.0	**-**	2.0	2.0
Fair value adjustments of investment properties		**-**	-	**-**	-	8.7
Profit on sale and leaseback of three Singapore hotels (adjustment to prior period)		**-**	-	**-**	-	1.4
		-	2.0	**1.3**	3.4	13.8

Notes
(a) The £1.3m gain arising on the acquisition of 1.57% of Hong Leong Hotel Development Limited (Taiwan) followed the Group acquiring shares at a discount to fair value (negative goodwill). The acquisition now takes the Group's interest in HLHDL to 81.57%.

4. Share of joint ventures and associates interest, tax and minority interests

	Three months ended 30 September 2008 £m	Three months ended 30 September 2007 £m	**Nine months ended 30 September 2008 £m**	Nine months ended 30 September 2007 £m	Year ended 31 December 2007 £m
Interest	**(1.1)**	(1.4)	**(3.0)**	(2.3)	(3.2)
Tax	**0.1**	(0.3)	**(1.1)**	(0.9)	(1.4)
Minority interests	**0.2**	(0.6)	**(1.7)**	(2.1)	(3.2)
	(0.8)	(2.3)	**(5.8)**	(5.3)	(7.8)

Notes to the nine months results announcement (unaudited)

5. Income tax expense/(credit)

	Nine months ended 30 September 2008 £m	Nine months ended 30 September 2007 £m	Year ended 31 December 2007 £m
UK	**5.6**	(14.4)	(13.5)
Overseas	**18.8**	20.1	11.4
Total income tax expense/(credit) in income statement	**24.4**	5.7	(2.1)

	Nine months ended 30 September 2008 £m	Nine months ended 30 September 2007 £m	Year ended 31 December 2007 £m
Current tax			
Corporation tax charge for the period	**16.0**	13.7	20.2
Adjustment in respect of prior years	**2.1**	0.3	(4.0)
Total current tax expense	**18.1**	14.0	16.2
Deferred tax			
Origination and reversal of timing differences	**2.9**	7.1	5.3
Reduction in tax rate	**-**	(4.8)	(3.9)
Benefits of tax losses recognised	**2.5**	2.5	2.7
(Over)/under provision in respect of prior years	**0.9**	(0.3)	(9.5)
Change in UK tax legislation in respect of the removal of claw back on hotel tax allowances	**-**	(12.8)	(12.9)
Total deferred tax expense(credit)	**6.3**	(8.3)	(18.3)
Total income tax expense/(credit) in the income statement	**24.4**	5.7	(2.1)

Income tax reconciliation	Nine months ended 30 September 2008 £m	Nine months ended 30 September 2007 £m	Year ended 31 December 2007 £m
Profit before tax in income statement	**89.7**	93.0	157.4
Less share of profit of joint ventures and associates	**(8.5)**	(15.3)	(44.6)
	81.2	77.7	112.8
Income tax on ordinary activities at the standard rate of UK tax of 28.5% (2007: 30%)	**23.1**	23.3	33.8
Effects of:			
Tax exempt income	**(1.2)**	(2.2)	(4.9)
Non-utilisation of tax losses arising in the year	**-**	0.6	-
Non deductible expenses	**0.7**	-	4.4
Current year losses for which no deferred tax asset was recognised	**0.4**	-	0.9
Utilisation of brought forward tax losses	**(0.1)**	-	-
(Lower)/higher rates on overseas earnings	**(1.5)**	0.1	-
Overseas tax suffered	**-**	1.5	(6.4)
Effect of change in tax rates on opening deferred taxes	**-**	(4.8)	(3.9)
Effect of change in UK tax legislation in respect of the removal of claw back on hotel tax allowances	**-**	(12.8)	(12.9)
Other adjustments to tax charge in respect of prior years	**3.0**	-	(13.5)
Unrecognised deferred tax assets	**-**	-	0.4
Total income tax expense/(credit) in the income statement	**24.4**	5.7	(2.1)

Excluding the tax relating to joint ventures and associates, the Group has recorded a tax expense of £24.4m (nine months ended 30 September 2007 a £5.7m tax expense and for the year ended 31 December 2007 a £2.1m tax credit). The estimated annual effective rate applied to profit before tax excluding the Group's share of joint ventures and associates profits is 30.0% (2007: 29.7% excluding the impact of tax credit adjustments arising from changes in tax legislation and tax rates). The 2007 income tax includes a tax credit of £17.6m comprising a change in UK tax legislation and reduction in tax rates.

Notes to the nine months results announcement (unaudited)

5. Income tax expense/(credit) – (continued)

	Nine months ended 30 September 2008 £m	Nine months ended 30 September 2007 £m	Year ended 31 December 2007 £m
Taxation credit/(expense) arising on defined benefit pension schemes	-	0.7	(1.2)
Taxation credit arising in respect of previously valued property	-	2.4	3.2
Taxation credit arising on share-based incentive schemes	-	-	0.6
	-	3.1	2.6

6. Earnings per share

Earnings per share are calculated using the following information:

	Three months ended 30 September 2008 £m	Three months ended 30 September 2007 £m	Nine months ended 30 September 2008 £m	Nine months ended 30 September 2007 £m	Year ended 31 December 2007 £m
(a) Basic					
Profit for period attributable to holders of the parent (£m)	19.1	27.8	59.5	80.5	149.4
Weighted average number of shares in issue (m)	302.2	295.0	299.3	293.8	294.4
Basic earnings per share (pence)	6.3p	9.4p	19.9p	27.4p	50.7p
(b) Diluted					
Profit for period attributable to holders of the parent (£m)	19.1	27.8	59.5	80.5	149.4
Weighted average number of shares in issue (m)	302.2	295.0	299.3	293.8	294.4
Potentially dilutive share options under Group's share option schemes (m)	0.1	0.9	0.2	0.7	0.7
Weighted average number of shares in issue (diluted) (m)	302.3	295.9	299.5	294.5	295.1
Diluted earnings per share (pence)	6.3p	9.4p	19.9p	27.3p	50.6p
(c) Headline earnings per share					
Profit for the period attributable to holders of the parent (£m)	19.1	27.8	59.5	80.5	149.4
Adjustments for:					
- Other operating income (net of tax) (£m)	-	(2.0)	(1.3)	(3.0)	(13.8)
- Impairment (net of tax) (£m)	-	-	-	-	4.5
- Share of other operating income of joint ventures and associates (nil tax) (£m)	0.6	(7.0)	-	(7.3)	(32.3)
- Change in UK tax legislation on hotel tax allowances (£m)	-	0.2	-	(12.8)	(12.9)
- Change in tax rates on opening deferred taxes (£m)	-	0.1	-	(4.8)	(3.9)
Adjusted profit for the period attributable to holders of the parent (£m)	19.7	19.1	58.2	52.6	91.0
Weighted average number of shares in issue (m)	302.2	295.0	299.3	293.8	294.4
Headline earnings per share (pence)	6.5p	6.5p	19.4p	17.9p	30.9p
(d) Diluted headline earnings per share					
Adjusted profit for the period attributable to holders of the parent (£m)	19.7	19.1	58.2	52.6	91.0
Weighted average number of shares in issue (diluted) (m)	302.3	295.9	299.5	294.5	295.1
Diluted headline earnings per share (pence)	6.5p	6.5p	19.4p	17.9p	30.8p

Notes to the nine months results announcement (unaudited)

7. Dividends

Dividends have been recognised within equity as follows:

	Nine months ended 30 September 2008 £m	Nine months ended 30 September 2007 £m	Year ended 31 December 2007 £m
Final ordinary dividend for 2007 of 10.42p (for 2006: 6.42p)	**30.9**	18.7	18.7
Interim ordinary dividend for 2008 of 2.08p (for 2007: 2.08p)	**6.3**	6.2	6.2
	37.2	24.9	24.9
Final special dividend paid of nil for 2007 (for 2006 of 4.00p)	**-**	11.7	11.7
	37.2	36.6	36.6

8. Statement of changes to total equity

	Share Capital £m	**Share Premium £m**	**Translation Reserve £m**	**Retained Earnings £m**	**Total excluding minority interests £m**	**Minority Interests £m**	**Total equity £m**
At 31 December 2006	87.6	848.7	(37.6)	370.4	1,269.1	123.0	1,392.1
Total recognised income and expense	-	-	(12.3)	81.2	68.9	10.9	79.8
Dividends paid - Group *(see note 7)*	-	-	-	(36.6)	(36.6)	-	(36.6)
Dividends paid - minority interests	-	-	-	-	-	(2.2)	(2.2)
Issue of shares in lieu of dividends	1.0	(1.0)	-	26.1	26.1	-	26.1
Share options exercised	0.1	1.3	-	-	1.4	-	1.4
Equity settled transactions	-	-	-	0.7	0.7	-	0.7
At 30 September 2007	88.7	849.0	(49.9)	441.8	1,329.6	131.7	1,461.3
Total recognised income and expense	-	-	22.3	71.5	93.8	6.6	100.4
Issue of shares in lieu of dividends	0.2	(0.2)	-	-	-	-	-
Capital contribution from minority interests	-	-	-	-	-	1.9	1.9
Share buyback of minority interests	-	-	-	-	-	(10.0)	(10.0)
Equity settled transactions	-	-	-	0.1	0.1	-	0.1
At 31 December 2007	**88.9**	**848.8**	**(27.6)**	**513.4**	**1,423.5**	**130.2**	**1,553.7**
Total recognised income and expense	-	-	49.6	59.5	109.1	8.5	**117.6**
Dividends paid - Group *(see note 7)*	-	-	-	(37.2)	(37.2)	-	**(37.2)**
Issue of shares in lieu of dividends	1.7	(1.7)	-	22.2	22.2	-	**22.2**
Dividends paid – minority interests	-	-	-	-	-	(3.4)	**(3.4)**
Share options exercised	-	0.5	-	-	0.5	-	**0.5**
Equity settled transactions	-	-	-	0.7	0.7	-	**0.7**
Share buyback of minority interests	-	-	-	-	-	(12.6)	**(12.6)**
At 30 September 2008	**90.6**	**847.6**	**22.0**	**558.6**	**1,518.8**	**122.7**	**1,641.5**

Notes to the nine months results announcement (unaudited)

9. Non-GAAP measures
Headline operating profit

The Group presents headline operating profit, this excludes other operating income and impairment of the Group, and share of the other operating income of joint ventures and associates.

The Group believes that it is both useful and necessary to report these measures for the following reasons:

- they are measures used by the Group for internal performance analysis; and
- it is useful in connection with discussion with the investment analyst community.

Reconciliation of these measures to the closest equivalent GAAP measure, profit before tax is provided below.

	Three months ended 30 September 2008 £m	Three months ended 30 September 2007 £m	**Nine months ended 30 September 2008 £m**	Nine months ended 30 September 2007 £m	Year ended 31 December 2007 £m
Profit before tax	**29.4**	37.8	**89.7**	93.0	157.4
Adjusted to exclude:					
Other operating income	-	(2.0)	(1.3)	(3.4)	(13.8)
Gain on acquisition of minority interests in Hong Leong Hotel Development Limited (Taiwan)	-	-	(1.3)	-	
Profit on disposal of stapled securities in CDLHT	-	-	-	(0.4)	(0.7)
Release of property tax provision set aside on acquisition of Regal Hotels in 1999	-	-	-	(1.0)	(1.0)
Gain on dilution on investment in CDLHT	-	(2.0)	-	(2.0)	(2.0)
Fair value adjustments of investment properties	-	-	-	-	(8.7)
Profit on sale and leaseback of three Singapore hotels (adjustment to prior period)	-	-	-	-	(1.4)
Adjusted to exclude:					
Other operating income – share of joint ventures and associates	0.6	(7.0)	-	(7.3)	(32.3)
Gain on acquiring subsidiaries at a discount to fair value	0.6	-	-	-	-
Share of associate's (CDLHT) fair value adjustments to investment property	-	(7.0)	-	(7.3)	(32.3)
Impairment	-	-	-	-	7.0
Headline profit before tax	30.0	28.8	88.4	82.3	118.3
Add back:					
Share of results of joint ventures and associates					
- interest	1.1	1.4	3.0	2.3	3.2
- tax	(0.1)	0.3	1.1	0.9	1.4
- minority interests	(0.2)	0.6	1.7	2.1	3.2
Net finance expense	3.3	3.2	7.5	10.4	14.1
Headline operating profit	34.1	34.3	101.7	98.0	140.2

Net debt
In presenting and discussing the Group's indebtedness and liquidity position, net debt is calculated. Net debt is not defined under IFRS. The Group believes that it is both useful and necessary to communicate net debt to investors and other interested parties, for the following reasons:

- net debt allows the Company and external parties to evaluate the Group's overall indebtedness and liquidity position;
- net debt facilitates comparability of indebtedness and liquidity with other companies, although the Group's measure of net debt may not be directly comparable to similarly titled measures used by other companies; and
- it is used in discussions with the investment analyst community.

Analysis of net debt and calculated gearing percentage is provided below. Gearing is defined as net debt as a percentage of total equity attributable to equity holders of the parent.

Notes to the nine months results announcement (unaudited)

9. Non-GAAP measures (continued)

	As at 30 September 2008 £m	As at 30 September 2007 £m	As at 31 December 2007 £m
Net Debt			
Cash and cash equivalents (as per cash flow statement)	**160.3**	169.3	155.9
Cash and cash equivalents included in assets classified as held for sale (Note 10)	**(6.3)**	-	-
Bank overdrafts (included as part of borrowings)	**0.5**	0.4	0.4
Cash and cash equivalents (as per the consolidated balance sheet)	**154.5**	169.7	156.3
Cash and cash equivalents included in assets classified as held for sale (Note 10)	**6.3**	-	-
Interest-bearing loans, bonds and borrowings - Non-current	**(303.4)**	(266.8)	(304.1)
- Current	**(75.9)**	(150.5)	(114.3)
- Classified as held for sale (Note10)	**(31.8)**	-	-
Net debt	**(250.3)**	(247.6)	(262.1)
Gearing (%)	**16.5%**	18.6%	18.3%

10. Assets classified as held for sale and associated liabilities

Assets classified as held for sale and associated liabilities represent the net assets of CDL Hotels (Korea) Limited which owns the hotel business undertaking of the Millennium Seoul Hilton Hotel. An agreement has been reached with Kangho AMC Co. to dispose of the Group's 100% holding in CDL Hotels (Korea) Limited, with completion of the transaction expected to take place on 28 November 2008.

The major classes of assets and liabilities of CDL Hotels (Korea) Limited classified as held for sale is as follows:

	As at 30 September 2008 £m	As at 30 September 2007 £m	As at 31 December 2007 £m
ASSETS			
Property, plant and equipment	**119.6**	-	-
Employee benefits	**0.4**	-	-
Inventories	**0.6**	-	-
Trade and other receivables	**3.0**	-	-
Cash and cash equivalents	**6.3**	-	-
Total assets classified as held for sale	**129.9**	-	-
LIABILITIES			
Interest bearing loans and borrowings: non-current	**(31.8)**	-	-
Other non-current liabilities	**(3.5)**	-	-
Deferred tax liabilities	**(11.7)**	-	-
Trade and other payables	**(4.4)**	-	-
Income taxes payable	**(0.9)**	-	-
Total liabilities associated with assets classified as held for sale	**(52.3)**	-	-
Net assets of disposal business	**77.6**	-	-

In addition and not shown above, there is a £16.9m of shareholder's loan from fellow subsidiary (CDL Hotels (Labuan) Limited) which would be repaid to the Group by the buyer on completion of the disposal.

APPENDIX 1: Key operating statistics (unaudited)
for the nine months ended 30 September 2008

	Nine months ended 30 September 2008 Reported currency	Nine months ended 30 September 2007 Constant currency	Nine months ended 30 September 2007 Reported currency
Occupancy %			
New York	86.1		85.9
Regional US	62.9		68.5
Total US	68.3		72.5
London	84.3		85.3
Rest of Europe	71.4		72.4
Total Europe	77.1		78.1
Asia	75.9		76.3
Australasia	66.1		68.2
Total Group	72.2		74.3
Average Room Rate (£)			
New York	151.43	143.73	141.59
Regional US	52.43	51.33	50.57
Total US	81.29	76.64	75.50
London	101.51	94.69	94.69
Rest of Europe	78.93	76.69	72.99
Total Europe	89.84	85.40	83.50
Asia	75.78	64.29	60.60
Australasia	46.63	44.39	41.66
Total Group	78.00	71.72	69.50
RevPAR (£)			
New York	130.38	123.46	121.63
Regional US	32.98	35.16	34.64
Total US	55.52	55.56	54.74
London	85.57	80.77	80.77
Rest of Europe	56.36	55.52	52.84
Total Europe	69.27	66.70	65.21
Asia	57.52	49.05	46.24
Australasia	30.82	30.27	28.41
Total Group	56.32	53.29	51.64
Gross Operating Profit Margin (%)			
New York	38.1		37.4
Regional US	19.7		24.9
Total US	28.8		30.8
London	48.9		49.8
Rest of Europe	29.6		30.4
Total Europe	38.9		39.9
Asia	45.4		41.6
Australasia	38.6		40.8
Total Group	37.8		37.4

For comparability the 30 September 2007 Average Room Rate and RevPAR have been translated at 30 September 2008 exchange rates.

APPENDIX 2: Key operating statistics (unaudited)
for the three months ended 30 September 2008

	Three months ended 30 September 2008 Reported currency	Three months ended 30 September 2007 Constant Currency	Three months ended 30 September 2007 Reported currency
Occupancy %			
New York	90.4		90.4
Regional US	66.2		74.5
Total US	71.8		78.1
London	87.8		87.7
Rest of Europe	72.4		73.5
Total Europe	79.2		79.8
Asia	74.9		77.4
Australasia	59.6		63.9
Total Group	72.9		76.6
Average Room Rate (£)			
New York	158.97	151.24	143.64
Regional US	57.23	54.64	52.03
Total US	86.85	80.46	76.52
London	106.12	97.60	97.60
Rest of Europe	77.51	76.18	72.36
Total Europe	91.53	86.62	84.67
Asia	76.93	65.49	60.26
Australasia	43.95	42.72	41.37
Total Group	80.98	74.12	70.60
RevPAR (£)			
New York	143.71	136.72	129.85
Regional US	37.89	40.71	38.76
Total US	62.36	62.84	59.76
London	93.17	85.60	85.60
Rest of Europe	56.12	55.99	53.20
Total Europe	72.49	69.12	67.57
Asia	57.62	50.69	46.64
Australasia	26.19	27.30	26.44
Total Group	59.03	56.78	54.08
Gross Operating Profit Margin (%)			
New York	39.1		38.0
Regional US	23.3		29.6
Total US	31.0		33.5
London	50.6		51.1
Rest of Europe	28.1		30.4
Total Europe	39.3		40.7
Asia	44.8		41.9
Australasia	35.7		38.4
Total Group	38.1		38.4

For comparability the 30 September 2007 Average Room Rate and RevPAR have been translated at 30 September 2008 exchange rates.

APPENDIX 3: Hotel Room Count and Pipeline for the nine months ended 30 September 2008

Hotel and room count as at 30 September 2008	Hotels			Rooms		
	30 September 2008	31 December 2007	Change	30 September 2008	31 December 2007	Change
Analysed by region:						
New York	3	3	-	1,746	1,746	-
Regional US	17	17	-	6,025	6,025	-
London	7	7	-	2,487	2,487	-
Rest of Europe	17	17	-	3,073	3,073	-
Middle East	9	5	4	2,689	1,528	1,161
Asia	19	16	3	9,061	7,713	1,348
Australasia	31	32	(1)	3,524	3,618	(94)
Total	103	97	6	28,605	26,190	2,415
Analysed by ownership type:						
Owned and leased	68	68	-	21,131	20,684	447
Managed	17	13	4	4,011	2,850	1,161
Franchised	14	12	2	1,854	1,047	807
Investment	4	4	-	1,609	1,609	-
Total	103	97	6	28,605	26,190	2,415
Analysed by brand:						
Grand Millennium	4	2	2	1,666	793	873
Millennium	40	39	1	14,222	13,598	624
Copthorne	34	32	2	6,950	6,140	810
Kingsgate	15	14	1	1,422	1,314	108
Other	10	10	-	4,345	4,345	-
Total	103	97	6	28,605	26,190	2,415

Pipeline as at 30 September 2008	Hotels			Rooms		
	30 September 2008	31 December 2007	Change	30 September 2008	31 December 2007	Change
Analysed by region:						
Regional US	1	1	-	250	250	-
Rest of Europe	2	2	-	340	340	-
Middle East	10	6	4	2,805	1,424	1,381
Asia	4	6	(2)	1,160	2,366	(1.206)
Total	17	15	2	4,555	4,380	175
Analysed by ownership type:						
Owned or leased	2	3	(1)	620	1,141	(521)
Managed	14	10	4	3,815	2,434	1,381
Franchised	-	2	(2)	-	805	(805)
Investment	1	-	1	120		120
Total	17	15	2	4,555	4,380	175
Analysed by brand:						
Grand Millennium	-	1	(1)	-	521	(521)
Millennium	10	7	3	2,942	2,113	829
Copthorne	1	4	(3)	140	1,018	(878)
Kingsgate	2	1	1	478	108	370
Other	4	2	2	995	620	375
Total	17	15	2	4,555	4,380	175

Seven new hotels were opened in the period, one owned in China (the 521-room Grand Millennium Beijing). Four managed, (the 352-room Grand Millennium Dubai, the 163-room Copthorne Hotel Dubai, the 262-room Al-Jahrah Copthorne Hotel & Resort and the 108-room Kingsgate Abu Dhabi) and two franchised (the 352-room Millennium Harbour View Hotel Xiamen and the 455-room Copthorne Hotel Qingdao). The Kingsgate Abu Dhabi Hotel marking the first property trading under the Kingsgate brand outside of New Zealand.

The lease of the Copthorne Hotel Wellington Plimmer Towers expired in April 2008.

At 30 September 2008, the number of rooms in the pipeline (contracts signed but hotels/rooms yet to open under one of the Group's brands) was 4,555; 175 more than at 31 December 2007.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	06-Nov-2008 17:41:40
Announcement No.	00105

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on Board Update
Description	Please see attached the subject Announcement released by Millennium & Copthorne Hotels plc on 6 November 2008.
Attachments	MnC_Board_Update_6November08.pdf Total size = **28K** (2048K size limit recommended)

For Immediate Release 6 November 2008

MILLENNIUM
HOTELS AND RESORTS
MILLENNIUM • COPTHORNE
You are the Centre of Our World

MILLENNIUM & COPTHORNE HOTELS PLC

Board Update

Millennium & Copthorne Hotels plc ("M&C or the Company") announces that John Arnett, currently an Executive Director of the Company, is to step down from the Board in December 2008.

Mr Arnett, who joined the Company in March 2007 and the Board in May 2007, will continue as Regional Head of North America. The move is designed to simplify M&C's Board structure, as Mr Arnett is the only Regional Head on the PLC Board.

Enquiries:

Millennium & Copthorne Hotels plc **Tel:** **+44 (0) 20 7872 2444**
Adrian Bushnell, Company Secretary

Buchanan Communications **Tel:** **+44 (0) 20 7466 5000**
Tim Anderson/Charles Ryland/Rebecca Skye Dietrich

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	06-Nov-2008 19:51:09
Announcement No.	00166

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, City e-Solutions Limited - Profit Warning Announcement
Description	Please see attached subject Announcement released by City e-Solutions Limited on 6 November 2006.
Attachments	CES.pdf Total size = **30K** (2048K size limit recommended)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ces.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

PROFIT WARNING ANNOUNCEMENT

The Board wishes to announce that the Group is expected to record:

- unaudited net unrealised foreign exchange losses and unrealised losses on trading securities of a total amount of about HK$59.1 million for the nine months ended 30 September 2008; and
- based on a preliminary assessment, a further loss of about HK$35.9 million arising from unrealised foreign exchange losses and unrealised losses on trading securities of the Group for October 2008.

These losses are based on information currently available to the Group subject to finalisation and necessary adjustments. Further information relating to such losses and financial information of the Group would be included in the announcement of the Company about the unaudited financial statements of the Group for the nine months ended 30 September 2008 scheduled to be made on 12 November 2008 after trading hours.

Shareholders and potential investors should exercise caution when dealing in the securities of the Company.

This announcement is made by City e-Solutions Limited (the "Company", together with its subsidiaries, the "Group") pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board of Directors of the Company ("Board") wishes to announce that the Group is expected to record the following losses:

(a) The Group is expected to record unaudited net unrealised foreign exchange losses and unrealised losses on trading securities of a total amount of about HK$59.1 million for the nine months ended 30 September 2008.

(b) Based on a preliminary assessment, a further loss of about HK$35.9 million arising from unrealised foreign exchange losses and unrealised losses on trading securities for October 2008 is also expected to be recorded by the Group.

The abovementioned unaudited losses of the Group for the respective periods were mainly contributed by unrealised losses arising from the fair value remeasurements of the Group's trading securities, and unrealised exchange loss on revaluation of foreign currency cash deposits. These debit adjustments have resulted from the exceptionally volatile global financial markets during such periods, which are essentially beyond the control of the management of the Group.

The losses are based on information currently available to the Group subject to finalisation and necessary adjustments. The information contained in this announcement is only based on preliminary assessment of the management accounts of the Group, and is not based on any figures or information that has been audited or reviewed by the Company's auditors.

The unaudited financial statements of the Group for the nine months ended 30 September 2008 are scheduled to be announced by the Company subject to approval by the Board on 12 November 2008 after trading hours. Further information relating to such losses and financial information of the Group would be included in that announcement.

Shareholders and potential investors of the Company are advised to read carefully the results announcement of the Group for the nine months ended 30 September 2008. Furthermore, the Company and the Board would advise them to exercise caution when dealing in the securities of the Company and seek advice from their professional advisers where appropriate.

By order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 6 November 2008

As at the date of this announcement, the Board is comprised of 11 directors, of which 6 are executive directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive directors, namely Mr. Wong Hong Ren and Hon. Chan Bernard Charnwut and 3 are independent non-executive directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.

END